UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                   March 2008

                                Barclays PLC and
                               Barclays Bank PLC
                             (Names of Registrants)

                               1 Churchill Place
                                London E14 5HP
                                    England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


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This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.


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                                 EXHIBIT INDEX



Acquisition announcement dated 03 March 2008



                                                                  3rd March 2008

                                  BARCLAYS PLC

                   Barclays to acquire Russian bank Expobank

Barclays Bank PLC ("Barclays") has entered into an agreement with Petropavlovsk Finance (Limited Liability Society) to acquire 100% of Expobank for a consideration of approximately $745 million (GBP373 million) which Barclays will finance out of existing cash resources.

Expobank focuses principally on Western Russia, with a substantial presence in Moscow and St Petersburg. Founded in 1994 it has grown rapidly and comprises a blend of retail and commercial banking, operating 32 branches and dealing with a range of corporate and wholesale clients. As at 31 December 2007, Expobank had net assets of $186m (GBP93m).

The acquisition of Expobank advances Barclays stated strategy of increasing its exposure over time to emerging markets with good growth characteristics. In addition to Barclays Capital's existing successful risk management and financing business in Russia, Barclays has, within the management of Global Retail & Commercial Banking, an established team of professionals with substantial experience of operating in Russia. By 2011, we expect that the transaction will generate economic profit, will be earnings accretive and will achieve a return on investment significantly above the cost of equity.

The transaction is expected to close in Summer 2008 after receipt of appropriate regulatory approvals. Following completion, Expobank will be part of Barclays GRCB Emerging Markets business run by Ahmed Khizer Khan. Andrey V. Vdovin and Kirill V. Yakubovskiy will remain as members of the Board of Directors of Expobank. Sergey M. Radchenkov will remain as Chairman of the Management Board (equivalent to Chief Executive Officer) and will report to Ahmed Khizer Khan.

Frits Seegers, Chief Executive, Global Retail and Commercial Banking, Barclays said:

"Expobank is a well-run bank with a good track record of innovative distribution and represents a great opportunity for Barclays. Its existing relationships and infrastructure create the ideal platform for us to become one of the leading retail and commercial banks in Russia, one of the world's fastest growing economies and a market we have been keen to enter for some time."

Kirill Yakubovskiy, Chairman of the Board of Expobank, said:

"We are very proud that Expobank, which we created and developed, is to enter the next stage of its evolution hand in hand with one of the world's largest banks. Becoming part of the Barclays group is the start of a new era not only for Expobank itself, but also for the Russian banking sector as a whole."

"The professionalism and vast experience of Barclays will make an invaluable contribution to Expobank's further development in a transaction that is beneficial for all involved. This will open new professional and career opportunities for our employees and, most importantly, will bring real benefits for our customers. Andrey Vdovin and I will stay with the bank as members of the Board of Directors and Sergey Radchenkov will remain as the Chairman of the Management Board."

                                    - ENDS -

For further information please contact:

Investor Relations                 Media Relations
Mark Merson / John McIvor          Alistair Smith/Robin Tozer
+44 (0) 20 7116 5752/2927          +44 (0) 20 7116 6132/6586


About Barclays
Barclays PLC is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs 135,000 people. We move, lend, invest and protect money for over 27 million customers and clients worldwide. For further information about Barclays, please visit our website www.barclays.com.

About Expobank
Expobank began operations in 1994 and is owned by Petropavlovsk Finance. Headquartered in Moscow, Expobank's distribution network comprises 32 branches, 12 cash desks and one of the largest ATM networks in Moscow. It has over 250,000 retail relationships, approximately 6,500 SME customers and 1,300 employees. www.Expobank.ru

Forward-looking statements
This document contains certain forward-looking statements within the meaning of
Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of Barclays plans and its current goals and expectations relating to its future financial condition and performance. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'aim', 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding Barclays future financial position, income growth, impairment charges, business strategy, projected levels of growth in the banking and financial markets, projected costs, estimates of capital expenditures, and plans and objectives for future operations.

By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, UK domestic and global economic and business conditions, the continued effect of volatility in credit markets, market related risks such as changes in interest rates and exchange rates, the policies and actions of governmental and regulatory authorities, changes in legislation, the outcome of pending and future litigation, the success of future acquisitions and other transactions, and the impact of competition - a number of which factors are beyond Barclays control. As a result, Barclays actual future results may differ materially from the plans, goals, and expectations set forth in Barclays forward-looking statements. Any forward-looking statements made by or on behalf of Barclays speak only as of the date they are made. Barclays does not undertake to update forward-looking statements to reflect any changes in Barclays expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the SEC.


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: March 03, 2008                           By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)


Date: March 03, 2008                           By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary